United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Bed Bath & Beyond Inc.
(Exact name of registrant as specified in its charter)

New York	0-20214	11-2250488
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

650 Liberty Avenue
Union, New Jersey	07083
(Address of principal executive offices)	(Zip Code)

Michael J. Callahan
(908) 688-0888
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: http://www.bedbathandbeyond.com under the Investor Relations, Financial Information, SEC Filings section. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning tin, tantalum, tungsten and gold from recycled or scrap sources that may be contained in the Company’s in-scope products is included in the Conflict Minerals Report and is incorporated into this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report for the calendar year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BED BATH & BEYOND INC.
(Registrant)
By:	/s/ Susan E. Lattmann	May 26, 2016
Name:	Susan E. Lattmann
Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2015.

2